Jeffrey A.D. Cohen 757 /624-3352 jacohen@kaufcan.com 757/624-3000 fax: 757/624-3169	Mailing Address: P.O. Box 3037 Norfolk, VA 23514 150 West Main Street Suite 2100 Norfolk, VA 23510

November 5, 2004

VIA EDGAR

United States Securities & Exchange Commission

450 5th Street, N.W.

Washington, DC 20549

Attn: John Ganley

Re:	Waterside Capital Corporation (“Waterside”)

Preliminary Proxy Statement Filed August 30, 2004 (the “Proxy Statement”)

Dear Mr. Ganley:

Thank you for promptly providing your comments to Waterside’s Proxy Statement via telephone on September 8, 2004. On behalf of Waterside, the following responds to each of your comments. For your convenience, we have included your telephone comments below and indicated Waterside’s responses in boldface type.

Voting Shares and Vote Required

1. You requested that Waterside revise the Proxy Statement to indicate that abstentions, broker non-votes and withheld votes will have no effect on the voting with respect to the election of directors or the ratification of the appointment of Waterside’s independent auditor.

The Proxy Statement has been revised as requested.

Proposal 1. Election of Directors

2. You requested that Waterside revise the Proxy Statement to indicate in the narrative text which directors of Waterside are “interested persons” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended.

The Proxy Statement has been revised as requested.

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November 5, 2004

Director Nominees

3. You requested that Waterside revise the Proxy Statement to present certain information concerning director nominees in a tabular format consistent with Item 22(b)(1) of Schedule 14A (“Schedule 14A”) contained in Rule 14a-101 promulgated under the Securities Exchange Act of 1934.

The Proxy Statement has been revised to include the applicable columns set forth in Item 22(b)(1).

Security Ownership of Management and Certain Beneficial Owners

4. You requested that Waterside revise the Proxy Statement to present certain information regarding the beneficial ownership of common stock by its officers and directors in a tabular format consistent with Item 22(b)(5) of Schedule 14A.

The Proxy Statement has been revised to include the applicable columns set forth in Item 22(b)(5).

Executive and Director Compensation

5. You requested that Waterside revise the Proxy Statement to reformat the tabular information presented in the summary compensation table consistent with Item 22(b)(13) of Schedule 14A. Additionally, you requested that Waterside include in the Proxy Statement tabular information with respect to director compensation.

The Proxy Statement has been revised to include the applicable columns set forth in Item 22(b)(13).

Proposal 2: Amendment to Articles of Incorporation

6. You requested that Waterside set forth in the Proxy Statement the specific language that would be deleted pursuant to the amendment to Waterside’s article of incorporation discussed in Proposal 2, if adopted.

The Proxy Statement has been revised as requested.

Again, thank you for your prompt review of Waterside’s Proxy Statement. Pursuant to your instructions, Waterside is filing its definitive Proxy Statement (and distributing the definitive Proxy Statement to its shareholders) contemporaneously with providing this response to your comments.

November 5, 2004

Please feel free to contact me if you have any additional questions or comments with respect to this filing.

Sincerely,

/s/ Jeffrey A. D. Cohen
Jeffrey A. D. Cohen

cc:	Gerald T. McDonald (via email)